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                                 EXHIBIT 9(a)

                          UNIVERSITY ADVISORY COMPANY
                         2001 Ross Avenue, Suite 4600
                             Dallas, Texas   75201



December 24, 1997



TO:  THE LIMITED PARTNERS OF
     UNIVERSITY REAL ESTATE PARTNERSHIP V


To Our Partners:

On December 22, 1997, University Advisory Company ("UAC") received notice that UREPV Acquisition, L.P. ("UREPV") commenced a tender offer for up to 12,000 Income Units of limited partnership interest ("Income Units") and up to 12,000 Growth/Shelter Units of limited partnership interest ("G/S Units" and collectively, the "Units") of University Real Estate Partnership V (the "Partnership") at a price of $60.00 per Income Unit and $2.00 per G/S Unit (the "UREPV Offer").

In addition to the UREPV Offer, it is our understanding that holders of Income Units have previously received an offer for up to 15,270 Income Units from Accelerated High Yield Institutional Fund 1, L.P., MacKenzie Patterson Special Fund, Peachtree Partner and Accelerated High Yield Pension Investors, L.P. (collectively, "MacKenzie"), an offer for up to 568 Income Units from Everest Properties II, L.L.C. ("Everest"), and an offer for up to 1,710 Income Units from Bond Purchase, L.L.C. ("Bond").

UREPV is an affiliate of UAC, which is the General Partner of the Partnership. As a result of the conflicts of interests that arise from that relationship, UAC has decided to remain neutral, and is not in a position to make any recommendation on behalf of the Issuer, with respect to the Offer.

The attached Schedule 14D-9, which is being filed today with the Securities and Exchange Commission (the "14D-9 Filing"), discusses in greater detail the reasons for UAC, on behalf of the Partnership, taking this position with respect to the UREPV Offer. We believe that the 14D-9 Filing contains very important information that you should consider before you reach a decision with respect to the UREPV Offer.

The decision whether to accept any of the offers is an individual decision by each holder of Units. No action taken by UREPV, MacKenzie, Everest, Bond, or any other investor or group of investors will affect your current ownership of
Units in the Partnership unless you affirmatively elect to sell your Units.   If
you have already accepted the offer of UREPV or MacKenzie and wish to change your mind and rescind your tender, you may do so in accordance with the materials furnished with such offer. Alternatively, you may rescind your tender by written or facsimile notification to the Depositary at Wallace Sanders & Company,
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8131 LBJ Freeway, Suite 875, Dallas, Texas 75251, Attention: University V Tender
Offers (or by facsimile at (972) 669-3462), which notification, if sent sufficiently before the expiration of the relevant offer, will then be forwarded to the appropriate person. The withdrawal notice must be signed by the person(s) who signed the tender form in the same manner as the tender form was signed. Tenders may be withdrawn in this manner at any time prior to the expiration date of the relevant offer (which is currently December 31, 1997, in the case of the MacKenzie offer and January 21, 1998, in the case of the UREPV offer). BOTH EVEREST AND BOND HAVE INDICATED THAT THEY WILL NOT PERMIT ANY TENDER MADE TO
THEM TO BE WITHDRAWN.

The Partnership has enlisted the services of EquiNet Fund Administrators, Inc. as an Information Agent to respond to your questions or concerns regarding any of the offers or the Partnership's response. A toll free number (1-800-736-
8036) will be answered by informed representatives 8:30 a.m. to 5:00 p.m. (Central Standard Time), Monday through Friday.

Sincerely,

UNIVERSITY ADVISORY COMPANY

By:  OS General Partner Company,
     its General Partner


     By: /s/ DAVID K. RONCK
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             David K. Ronck
             Vice President